SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C. 20549

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In the Matter of

                                                CERTIFICATE

New Century Energies, Inc.
                                                     OF

File No. 70-9397
                                                NOTIFICATION

(Public Utility Holding Company
Act of 1935)

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      This Certificate of Notification is filed by New Century Energies, Inc.
("NCE"), a Delaware corporation, pursuant to Rule 24. Such filing is made pursuant to NCE's Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and the orders of the Securities and Exchange Commission (the "Commission") dated April 7, 1999 (HCAR No. 27000) (the "Order") in the above-referenced file. The Order directed that NCE file with the Commission certificates pursuant to Rule 24 on a quarterly basis within 60 days from the end of the first three quarters and within 90 days from the end of the last calendar quarter. As such, this certificate reports transactions from April 1, 2000 through June 30, 2000 (the "Second Quarter").

a.) The sale of any Common Stock by NCE and the purchase price per share and the market price per share at the date of the agreement of sale.
      None.

b.) The total number of shares of Common Stock issued or issuable under options granted during the quarter under NCE's dividend reinvestment plan and benefit plans.
      NCE issued 282,902 shares under its dividend reinvestment plan and 4,511 shares under its employee benefit plans.

c.) If Common Stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to acquirer.
      None.

d.) The names of the guarantors and of the beneficiaries of any NCE or Subsidiary Guarantee issued during the quarter, and the amount, term and purpose of the guarantee.

      The following guarantees were issued during the Second Quarter of 2000:

Guarantor           Benefiting          Amount      Matures     Purpose
                    Subsidiary
--------------------------------------------------------------------------------
NCE                 e prime, inc.       $2,000,000  Continuing  Gas Trading
NCE                 e prime, inc.       $3,000,000  4/30/01     Gas Trading
NCE                 e prime, inc.       $75,000     4/01/01     Gas Trading
NCE                 e prime, inc.       $5,000,000  4/31/01     Gas Trading
NCE                 e prime, inc.       $1,000,000  5/01/01     Gas Trading
NCE                 e prime, inc.       $1,000,000  5/31/01     Gas Trading
NCE                 e prime, inc.       $4,000,000  Continuing  Gas Trading
NCE                 e prime, inc.       $500,000    5/01/01     Gas Trading
NCE                 e prime, inc.       $500,000    5/10/01     Gas Trading
NCE                 e prime, inc.       $5,000,000  5/16/01     Gas Trading
NCE                 e prime, inc.       $1,000,000  5/01/01     Gas Trading
NCE                 e prime, inc.       $3,000,000  12/31/01    Gas Trading
NCE                 e prime, inc.       $500,000    5/31/01     Gas Trading
NCE                 e prime, inc.       $3,000,000  10/31/01    Gas Trading
NCE                 e prime, inc.       $500,000    12/31/01    Gas Trading
NCE                 e prime, inc.       $1,000,000  6/21/01     Gas Trading
NCE                 e prime, inc.       $4,000,000  6/23/01     Gas Trading

e.) The amount and terms of any Short Term Debt issued by NCE and the Utility Subsidiaries during the Quarter. NCE borrows and repays short-term debt on an on-going basis. As of 6/30/00, NCE had $184,600,000 in short-term debt outstanding at a cost of 6.93%. This debt matures on 8/25/00.

f.) The amount and terms of any financings consummated by any Utility Subsidiaries that are not exempt under Rule 52. On an on-going basis Cheyenne Light Fuel and Power Company (Cheyenne) borrows and repays short-term debt to NCE. As of June 30, 2000, Cheyenne had $16,650,000 in short-term debt outstanding at a cost of 6.88%.

g.) The amount and terms of any financings consummated by any Non-utility Subsidiary during the quarter that are not exempt under Rule 52.

      1.) Certain inter-company notes are issued and repaid on an on-going basis. As of June 30, 2000 the following such inter-company notes were outstanding:

                                            Amount                  Interest

Lender              Borrower                Outstanding  Maturity   Rate
NC Enterprises,     Cadence                 $725,000     Open       6.88%
Inc.


NCE                 NC Enterprises, Inc.    $1,685,000   Open       6.88%
Communications,
Inc.

NC Enterprises,     NC International, Inc.  $17,725,000  Open       6.88%
Inc.

Utility             NC Enterprises, Inc.    $7,890,000   Open       6.88%
Engineering
Corporation

New Century         New Century Services,   $71,975,000  Open       6.88%
Energies, Inc.      Inc.

NC Enterprises,     Planergy, Inc.          $6,531,350   Open       6.88%
Inc.

Texas Ohio          e' prime, inc.          $250,000     Open       6.88%
Pipeline, Inc.

P.S.R.              Public Service Company  $6,550,000   Open       6.82%
Investments, Inc.   of Colorado

1480 Welton, Inc.   Public Service Company  $1,675,000   Open       6.82%
                    of Colorado

NC Enterprises,     e' prime, inc.          $4,800,000   Open       6.88%
Inc.

Utility             Quixx                   $13,060,000  Open       6.88%
Engineering
Corporation

New Century         NC Enterprises, Inc.    $55,825,000  Open       6.88%
Energies, Inc.

NC Enterprises,     NC Wyco, Inc.           $380,000     Open       6.88%
Inc.


h.) A list of U-6B-2 forms filed with the Commission during the quarter, including the name of the filing entity and the date of filing.
      None Filed

i.) Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including NCE, that has engaged in jurisdictional financing transactions during the quarter.

      The consolidated balance sheet of NCE as of June 30, 2000 is incorporated by reference. Such balance sheet was filed with NCE's Form 10-Q for June 30, 2000 (file number 1-12927).

      The following balance sheets as of June 30, 2000 are attached as:

Exhibit 1   Cheyenne Light Fuel and Power Company
Exhibit 2   New Century Services, Inc.
Exhibit 3   New Century Enterprises, Inc. and Subsidiaries
Exhibit 4 New Century Enterprises, Inc. - Stand Alone filed under confidential treatment pursuant to Rule 104(b).
Exhibit 5 Balance Sheet of e' prime, inc. and subsidiaries filed under confidential treatment pursuant to Rule 104(b).Exhibit 6
Exhibit 6 Balance Sheet of e prime, inc. - Stand Alone filed under confidential treatment pursuant to Rule 104(b).

Exhibit 7 Balance Sheet of Planergy, Inc. filed under confidential treatment pursuant to Rule 104 (b).
Exhibit 8 Balance Sheet of Utility Engineering Corporation and subsidiaries filed under confidential treatment pursuant to Rule 104 (b).

Exhibit 9 Balance Sheet of Utility Engineering Corporation - Stand Alone filed under confidential treatment pursuant to Rule 104 (b).

Exhibit 10 Balance Sheet of NCE Communications filed under confidential treatment pursuant to Rule 104 (b).

Exhibit 11 Balance Sheet of Cadence filed under confidential treatment pursuant to Rule 104 (b).

Exhibit 12 Balance Sheet of Natural Station Equipment LLC filed under confidential treatment pursuant to Rule 104 (b).

Exhibit 13 Balance Sheet of New Century International, Inc. filed under confidential treatment pursuant to Rule 104 (b).
Exhibit 14 Balance Sheet of Texas Ohio Pipeline, Inc. filed under confidential treatment pursuant to Rule 104 (b).
Exhibit 15 Balance P.S.R. Investments, Inc. filed under confidential treatment pursuant to Rule 104 (b).
Exhibit 16 Balance Sheet of 1480 Welton, Inc., Inc. filed under confidential treatment pursuant to Rule 104 (b).

                                                New Century Energies, Inc.

Dated:  August 25, 2000                         By: __________________
                                                    /s/ Nancy E. Felker
                                                        Nancy E. Felker
                                                        Assistant Treasurer

               CHEYENNE LIGHT FUEL AND POWER COMPANY
                      UNAUDITED BALANCE SHEET
                       (Thousands of Dollars)
                           June 30, 2000


                               ASSETS

 Property, plant and equipment, at cost:                                112,346
 Accumulated depreciation                                               (36,051)
                                                                      ----------
      Total property, plant and equipment                                76,295
                                                                      ----------

 Investments, at cost:                                                        1
                                                                      ----------

 Current assets:
      Cash and temporary cash investments                                   324
      Accounts receivable                                                 3,831
      Accrued unbilled revenues                                             847
      Recoverable purchased gas and electric energy costs -               1,609
      Materials and supplies, at average cost                               738
      Gas in underground storage, at cost (LIFO)                            650
                                                                      ----------
        Total current assets                                              7,999
                                                                      ----------

 Deferred charges:
      Regulatory assets                                                     185
      Unamortized debt expense                                              574
      Other                                                               1,357
                                                                      ----------
        Total deferred charges                                            2,116
                                                                      ----------

      Total assets                                                       86,411
                                                                      ==========


                     CAPITAL AND LIABILITIES

 Common stock                                                             3,044
 Retained earnings                                                       21,178
                                                                      ----------
      Total common equity                                                24,222
 Long-term debt                                                          29,000
                                                                      ----------
      Total capital                                                      53,222
                                                                      ----------

 Noncurrent liabilities                                                     863
                                                                      ----------

 Current liabilities:
      Notes payable and commercial paper                                 16,650
      Accounts payable                                                    3,996
      Accounts payable to associated companies                              748
      Customers' deposits                                                   289
      Accrued taxes                                                         765
      Accrued interest                                                      390
      Other                                                                 976
                                                                      ----------
        Total current liabilities                                        23,814
                                                                      ----------

 Deferred credits:
      Customers' advances for construction                                1,015
      Unamortized investment tax credits                                  1,135
      Accumulated deferred income taxes                                   6,234
      Other                                                                 128
                                                                      ----------
        Total deferred credits                                            8,512
                                                                      ----------

      Total capital & liabilities                                        86,411
                                                                      ==========

                             NEW CENTURY SERVICES
                            UNAUDITED BALANCE SHEET
                            (Thousands of Dollars)
                                June 30, 2000


                                    ASSETS

 Property, plant and equipment, at cost                                   1,013
                                                                     -----------

 Current assets:
      Cash and temporary cash investments                                   753
      Accounts receivable from associated companies                      58,097
      Current portion of accumulated deferred income taxes                  304
      Prepaid expenses and other                                         58,058
                                                                     -----------
        Total current assets                                            117,212
                                                                     -----------

      Total assets                                                      118,225
                                                                     ===========


                           CAPITAL AND LIABILITIES

 Common stock                                                                 1
 Retained earnings (deficit)                                                  -
                                                                     -----------
      Total capital                                                           1
                                                                     -----------

 Noncurrent liabilities                                                   1,129
                                                                     -----------

 Current liabilities:
      Notes payable to associated companies                              71,975
      Accounts payable                                                   18,021
      Accrued taxes                                                         810
      Other                                                              15,237
                                                                     -----------
        Total current liabilities                                       106,043
                                                                     -----------

 Deferred credits:
      Accumulated deferred income taxes                                   4,494
      Other                                                               6,558
                                                                     -----------
        Total deferred credits                                           11,052
                                                                     -----------

      Total capital & liabilities                                       118,225
                                                                     ===========

                 NC ENTERPRISES, INC. AND SUBSIDIARIES
                  UNAUDITED CONSOLIDATED BALANCE SHEET
                       (Thousands of Dollars)
                           June 30, 2000


                              ASSETS

 Property, plant and equipment, at cost                                  49,848
 Accumulated depreciation                                               (10,024)
                                                                     -----------
      Total property, plant and equipment                                39,824
                                                                     -----------

 Investments, at cost:
      Investments in unconsolidated subsidiaries                        402,794
      Other                                                             111,886
                                                                     -----------
        Total investments                                               514,680
                                                                     -----------

 Current assets:
      Cash and temporary cash investments                                 9,580
      Accounts receivable                                               155,502
      Accounts receivable from associated companies                      15,147
      Taxes receivable                                                    4,898
      Materials and supplies                                              2,368
      Prepaid expenses and other                                          4,998
                                                                     -----------
        Total current assets                                            192,493
                                                                     -----------

 Deferred charges                                                        71,405
                                                                     -----------

      Total assets                                                      818,402
                                                                     ===========


                      CAPITAL AND LIABILITIES

 Common stock                                                           177,607
 Retained earnings                                                       80,757
 Accumulated other comprehensive income                                 (24,879)
                                                                     -----------
      Total common equity                                               233,485
 Long-term debt                                                          17,501
 Notes payable to associated companies                                  367,481
                                                                     -----------
      Total capital                                                     618,467
                                                                     -----------

 Noncurrent liabilities                                                     351
                                                                     -----------

 Current liabilities:
      Long-term debt due within one year                                  4,646
      Accounts payable                                                  137,094
      Accounts payable to associated companies                            8,118
      Other                                                              15,694
                                                                     -----------
        Total current liabilities                                       165,552
                                                                     -----------

 Deferred credits:
      Accumulated deferred income taxes                                  22,930
      Other                                                              11,102
                                                                     -----------
        Total deferred credits                                           34,032
                                                                     -----------

      Total capital & liabilities                                       818,402
                                                                     ===========